Hengyi International Industries Group, Inc

No. 1 Xinhua Road, He Ping District,

Tianjin City, China 300021

February 28, 2014

Via EDGAR and Federal Express

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	Hengyi International Industries Group Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
September 30, 2013
Filed February 14, 2014
Response dated February 14, 2014
File No. 000-54603

Dear Jennifer Thompson:

Set forth below is the response on behalf of Hengyi International Industries Group Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 27, 2014 (the “Comment Letter”) concerning the referenced Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2013 which was filed with the Commission on February 14, 2014, and Response which was filed with the Commission on February 14, 2014. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” and refer to our client, the Company.

We are providing to you under separate cover two copies of, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

General

1.	We note the inclusion of the representations requested in our letter dated February 7, 2014 in the response letter to us dated February 14, 2014, which was on the letterhead of and provided by your outside counsel. As previously requested, please provide a written statement from and signed by the company, as opposed to outside counsel, including the representations requested in our letter dated February 7, 2014.

The Company has revised the response letter as requested.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2013

Item 9A. Controls and Procedures, page 15

2.	We note your response to comment 1 in our letter dated February 7, 2014. Item 308(a)(2) of Regulation S-K requires disclosure of a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting. Please tell us what framework was utilized by management in its assessment of internal control over financial reporting and confirm you will make the required disclosure in future filings.

The framework management used in making their internal control assessment was the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management will make this disclose when required in future filings.

The company acknowledges that in responding to the Staff’s comments:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Form 10-K for fiscal year ended September 30, 2013, please feel free to call Yue Cao Esq. at (212) 561-3617.

Sincerely,

/s/ Ning Li
Ning Li
Chief Financial Officer
Hengyi International Industries Group, Inc.
No. 1 Xinhua Road, He Ping District
Tianjin City, China 30021

cc:	Yue Cao, Esq.
Eaton & Van Winkle LLP